Consent of Independent Registered Public Accounting Firm	EXHIBIT 23.2

We consent to the incorporation by reference of our report dated February 11, 2019 (February 14, 2020 as to changes to the 2018 financial statements as a result of a change in method of accounting for inventory, a change in reportable segments, and the effects of discontinued operations, common control transactions, and a reverse stock split.) relating to the consolidated financial statements of DuPont de Nemours, Inc. and subsidiaries, appearing in this Annual Report on Form 10-K of DuPont de Nemours, Inc. for the year ended December 31, 2020, in the following Registration Statements of DuPont de Nemours, Inc.

Form S-3:
No.
333-227202

Form S-8:
Nos.
333-240242
333-231864
333-220330
333-220324

/s/ DELOITTE & TOUCHE LLP
Midland, Michigan
February 12, 2021